Exhibit 99.19

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 614,549,037

Date: January 7, 2022

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 117 dispensaries, 25 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On December 9, 2021, Curaleaf announced its national product launch of Select X Bites.

Please see the Issuer’s press release dated December 9, 2021, filed on the Issuer’s website for more information.

On December 16, 2021, Curaleaf announced the completion of its previously announced US$425 million private placement of 8% Senior Secured Notes due 2026.

Please refer to Item 13 below, and also refer to the Issuer’s press releases dated December 13 and December 16, 2021, filed on the Issuer’s website, as well as the CSE Form 10 filed by the Issuer with CSE on December 14, 2021, for more information.

On December 21, 2021, Curaleaf announced its plans to open four new dispensaries in Florida.

Please see the Issuer’s press release dated December 21, 2021, filed on the Issuer’s website for more information.

On December 21, 2021, Curaleaf announced the closing of an additional US$50 million private placement of its 8% Senior Secured Notes due 2026.

Please refer to Item 13 below, and also refer to the Issuer’s press release dated December 21, 2021, filed on the Issuer’s website, as well as the CSE Form 10 filed by the Issuer with CSE on December 14, 2021, for more information.

On December 23, 2021, Curaleaf announced it had entered into a definitive agreement to acquire Natural Remedy Patient Center in Arizona.

Please refer to Item 7 below, and also refer to the Issuer’s press release dated December 23, 2021, and the Issuer’s Form 9 filed with the CSE on December 28, 2021, for more information.

On December 28, 2021, Curaleaf announced it had entered into a definitive agreement to acquire Bloom Dispensaries.

Please refer to Item 7 below, and also refer to the Issuer’s press release dated December 28, 2021, filed on the Issuer’s website, for more information.

2.	Provide a general overview and discussion of the activities of management.

Boris Jordan, Executive Chairman, was quoted in a Forbes article that ran on December 14th titled, “Malta Becomes First in Europe to Legalize Cannabis For Personal Use.” Additionally, a quote that Mr. Jordan gave to MG Magazine about Curaleaf becoming a wholesaler in New Jersey last year was repurposed article titled that ran on December 14th titled, “Competition for Cannabis Commercial Properties Escalates.”

Joseph Bayern, CEO, led a keynote speech at the NCIA Cannavest West Conference on December 16th. Mr. Bayern was also quoted in two separate Benzinga articles. One, which ran on December 9th, was titled, “Curaleaf Launches New Edibles Treat, Select X Bites, with Faster Onset And Longer Duration,” and used the quote that was provided in our Select X Bites Press Release. The second Benzinga article that Mr. Bayern was quoted in ran on December 14,th and was titled, “Las Vegas Strip Gets It’s Very Own Cannabis Drive-Thru with Curaleaf.” This article, which was about the opening of the Drive-Thru at Las Vegas Blvd, also pulled their quote from a press release distributed directly to editors (not on the wire) by the Curaleaf PR team. Lastly, Bayern’s quote from the press release titled “Curaleaf Announces $425 Million Private Placement of 8% Senior Secured Notes Due 2026,” which was released on December 13th, ran in an article on GreenMarketReport.com titled “Curaleaf Snags Largest Debt Deal in Cannabis,” on December 14th.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On December 9, 2021, Curaleaf announced its national product launch of Select X Bites.

Please see the Issuer’s press release dated December 9, 2021, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Natural Remedy Patient Center in Arizona

The Issuer has entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC ("Natural Remedy"), a Stafford, Arizona dispensary, in a cash and share transaction valued at approximately USD $13 million. The transaction is expected to close in January 2022, subject to customary approvals and conditions. Natural Remedy has operated in Stafford, Arizona for over five years and is currently the only operating dispensary in Graham County.

On December 23, 2021, the Issuer and CLF AZ Management, LLC, a wholly-owned subsidiary of the Issuer (the “Purchaser”) entered into a Membership Interest Purchase Agreement with NRPC Management LLC (the “Target”), Natural Remedy Patient Center, LLC, WWC I, LLC (“Seller”) and AZO Holdings, LLC (the “Purchase Agreement”) whereby the Purchaser agreed to purchase all of the outstanding membership interests of the Target from the Seller, in exchange for a combination of cash and Subordinate Voting Shares of the Issuer, as more fully described below. The total consideration payable under the Purchase Agreement is expected to total USD $13 million and is composed of:

•	USD $1 million payable at closing of the transactions contemplated by the Purchase Agreement (“Closing”) in Subordinate Voting Shares (the “Share Consideration”);

•	a payment in cash on Closing equal to the Estimated Purchase Price (as defined in the Purchase Agreement, less the amount of the Share Consideration and less the Holdback Amount (the “Closing Cash Consideration”) expected to be approximately USD $10 million;

the whole subject to customary pre-closing and post-closing adjustments for working capital of the Target. In addition, the Purchaser will hold back from the Closing Cash Consideration an amount of USD $2 million (the “Holdback Amount”) retained from the Purchase Price which shall be paid to the Seller only upon satisfactory final settlement or non-appealable judgment of certain specified legal proceedings.

Bloom Dispensaries

On December 28, 2021, Curaleaf announced announced that it has entered into a definitive agreement to acquire Bloom Dispensaries ("Bloom"), a vertically integrated, single state cannabis operator in Arizona in a transaction valued at approximately US$211 million (the "Transaction"). The Transaction is expected to close in January 2022, subject to customary approvals and conditions.

The proposed Transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and the only dispensary currently in Sedona.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of December 31, 2021, the Issuer had a total of 5,163 employees, which includes 239 new hires and 190 terminations in the month of December.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against (1) claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest and (2) purported class actions alleging, among other things, mislabelling and fraud related to sales of the Select brand, in most cases related to periods prior to the Company’s acquisition of the brand in February 2020. The last of the outstanding legacy cases against the Select brand were finally settled in December 2021. As provided under the terms of the Select acquisition, the Company has been indemnified for these claims by the former owners of the Select business, except for a contribution by the Company toward legal costs, which has been limited to US$750,000 in the aggregate.

Connecticut

The hearing in this matter has been re-scheduled for the beginning of April. Other than the scheduling of the hearing, there are no updates since this matter was last reported on the Form 7 filed with the CSE on April 13, 2021.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

On December 13, 2021, the Issuer announced that it had received commitments for a private placement of 8.0% Senior Secured Notes due 2026 (the “Initial Notes”) for aggregate gross proceeds of US$425 million (the “Initial Offering”). The closing of the Initial Offering occurred on December 16, 2021, with a settlement date of December 15, 2021. The Initial Notes, which were issued at 100% of face value, are senior secured obligations of the Issuer and bear interest at a rate of 8.0% per annum, payable semi-annually in equal instalments until the maturity date, unless earlier redeemed or repurchased. The Initial Notes are governed by a trust indenture entered into on December 15, 2021 (the "Indenture"). The Indenture enables the Issuer to issue additional notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with the other terms and conditions of the Indenture. In addition, the Indenture permits up to an additional US$200 million of senior bank financing.

On December 21, 2021, the Issuer announced that, due to investor demand, the Company completed the offering (the "Subsequent Offering") of an additional allotment of US$50 million aggregate principal amount of its existing 8.0% Senior Secured Notes due 2026 (the "Additional Notes" and together with the Initial Notes, the "Notes"). The Additional Notes were offered under the Trust Indenture, as supplemented by a First Supplemental Indenture dated December 21, 2021, have the same terms as the Initial Notes, and were consolidated with and form a single series with the Initial Notes. Curaleaf intends to use the net proceeds from the Initial Offering to refinance existing indebtedness, for working capital, and to pay transaction fees and expenses. Curaleaf intends to use the net proceeds from the Subsequent Offering for working capital and general corporate purposes. Seaport Global Securities LLC and Canaccord Genuity Corp. (the "Agents") acted as placement agents for the Notes in the United States and Canada, respectively. The Notes have been offered on a private placement basis in certain provinces and territories of Canada pursuant to applicable exemptions from the prospectus requirements of Canadian securities laws. The Notes have also been sold in the United States to or for the account or benefit of "U.S. persons" (as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act")), on a private placement basis to "qualified institutional buyers" and "accredited investors" pursuant to an exemption from the registration requirements of the U.S. Securities Act, and in such jurisdictions outside of Canada and the United States as agreed upon by the Agents and the Issuer, in each case in accordance with applicable laws. The Notes are subject to a customary four-month hold period under Canadian securities laws.

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	532,658	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Cannabis Administration and Opportunity Act

No updates since this matter was last reported on the Form 7 filed with the CSE on September 9, 2021.

Concerns about Marijuana Efficacy and Safety

Adverse publicity reports or other media attention regarding the safety, efficacy, and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand.

COVID-19

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain Covid variants have surfaced since the onset of the pandemic including the B.1.617.2 (Delta) variant and, most recently, the B.1.1.529 (Omicron) variant that create additional uncertainty during any particular period when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time, the Company has no indication that the emergence of the omicron variant will have a material impact on operations and results compared with its business prior to such emergence.

● Europe. No update since last reporting of this item on the Form 7 filed with the CSE on December 12, 2021.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana, (iii) the emergence of the new Delta 8 THC trend and its potential impacts on the Company, and (iv) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 7, 2022.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended December 31, 2021	Date of Report YY/MM/D January 7, 2022
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com